EMOTIONTRAC, INC.

(formerly Jinglz, Inc.)

ANNUAL REPORT

December 31, 2022

10802 Lake Wynds Court, Boynton Beach, FL 33437

https://www.emotion-trac.com

BUSINESS AND GENERAL OVERVIEW

Jinglze, LLC (“LLC”) was founded on June 20, 2014 as a Florida Limited Liability Company for the purpose of developing mobile device applications, marketing data & research products and an internet platform for the distribution of mobile advertising. On March 9, 2017, EmotionTrac, Inc. was incorporated and registered with the state of Florida. On April 4, 2017, the LLC was dissolved, and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class A common stock for their equity in the LLC. On February 15, 2022, the Company changed the name to EmotionTrac, Inc. to more accurately reflect the technology.

EmotionTrac has created patented technology for measuring audience engagement and emotion. Our EmotionTrac AI technology measures slight changes in facial expressions to determine emotional reactions to video watched though a mobile device. EmotionTrac™, our flagship product, is a self-serve software platform that empowers brands, ad agencies, lawyers, consumer insights and any market researcher to deploy on-demand focus group tests that produce true quantitative data for emotional reactions and engagement to video content in multiple billion-dollar markets.

Our EmotionTrac™ technology, using permission-based access of the front facing camera of a mobile device, anonymously tracks a person’s emotions while panelists engage in a video. The technology utilizes machine learning and artificial intelligence to register emotional data. This data is then interpreted to deliver various reporting indexes using data science. The videos are deployed through our CampaignTester mobile app. We also recruit and provide the client with an end-to-end solution by making panel audiences available for the clients use for testing at costs significantly lower than traditional audience rentals.

Throughout this Annual Report references to “we”, “our”, “us”, “EmotionTrac”, “the Company”, and similar terms refer to EmotionTrac, Inc.

Competition

There are only a handful of companies currently employing similar technology within our target markets. Some of the dominant players include: Affectiva, Tobii AB, Noldus, Realeyes OU. In all cases, the products these companies offer differ from Jinglz in their application, pricing, feature set, and delivery mechanism. Our competitive research reveals that Jinglz offers substantial product differentiation while also providing additional value to potential customers.

Employees

As of the year ended December 31, 2022, the Company had 2 employees. The Company also has 4 dedicated subcontractors to support sales, marketing and general administrative functions.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Technology and Intellectual Property

The Company incorporates machine learning, artificial intelligence and data science for tracking engagement and emotional responses to video presentations and reporting of results. The company also delivers viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze, emotional intelligence, and volume detection. The company has been issued three patents.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this Annual Report before deciding to purchase our common stock. Our business, financial condition or results of operations could be affected materially and adversely by any or all these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

We have a limited operating history and have generated minimal revenues

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of investing. We are continually upgrading our product and have generated minimal revenues.

Our patents and intellectual property may be unenforceable or ineffective

One of the Company’s most valuable assets is its intellectual property. We currently have a patent pending, as well as several trade secrets. The Company intends to continue to file additional patent applications, trademarks, copyrights, internet domain names and trade secrets to build its intellectual property portfolio as we discover new technologies.

There are several potential competitors who are better positioned to garner the majority of the market

We compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have better financial means and marketing/sales and human resources. They may succeed in developing and marketing competing equivalent products or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

We may need to raise additional capital to fund continuing developments and an inability to raise the necessary capital or to do so on acceptable terms could threaten the success of our business.

We estimate that we will require at least $3 million to expand and scale our business. During the years ended December 31, 2022 and 2021, the Company raised $262,999 and $1,241,899, respectively, utilizing both a crowdfunding campaign and individual investors. If it is necessary to raise additional funds prior to the generation of revenue, we cannot be sure that any additional funding will be available on terms favorable to us or at all. Debt or equity financing may subject us to restrictive covenants and significant interest costs.

There is no current market for our common stock and there may never be an active market for our common stock, and we cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange.

We are unable to assure investors that a market for our common stock will develop. If no public markets become available, stockholders will have difficulty selling shares. In addition, certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock.

Our business projections are only estimates

There is no assurance that the Company will meet these estimated projects. There is also no assurance that there will be sufficient demand for our products.

Current management must effectively manage and support the growth of the business

The management team has full control in all areas of operations to execute the business strategy. Managing growth will place significant demands on the management team as well as on individual administrative, operational and financial systems and controls. Any inability to effectively manage, finance or support the Company’s anticipated growth could have a materially adverse effect on the business and the results of its operations.

The Company may have difficulty evaluating business and prospects as mature competitors or new business entities enter the marketplace

The Company may be unable to recognize and/or respond to trends, changing preferences or competitive factors within the industry which may result in a material adverse effect on our business and operations. The Company cannot guarantee it will have the ability to successfully use new business strategies or adapt its business models in a changing market. The Company is entirely reliant on our ability to recognize and respond to trends, changing preferences or competitive factors within the commercial industry.

The Company’s business model includes two areas-sweepstakes and privacy of personal information-regulated by the federal and state governments

Although the Company believes it has taken adequate steps adequate for the company with regards to the rules applicable to sweepstakes and compliance with privacy requirements, this is a highly regulated area, and the rules are subject to change and interpretation.

Management’s ownership of Class B Common Stock makes change in Company control difficult

At the year ended December 31, 2022, the Chief Executive Officer/Chairman owns 80% of the shares of Class B common stock that has 10 voting rights per share. Current investors in Class A common stock will have 1 vote per share. This disproportionate number of voting rights would make a change in control of the Company difficult and may adversely affect the value of the Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULT OF OPERATION

The following discussion and analysis of financial condition and results of operations relates to the operations and financial condition reported in the financial statements of EmotionTrac, Inc. for the years ended December 31, 2022 and 2021 and should be read in conjunction with such financial statements and related notes included in this report.

Overview

Our EmotionTrac™ technology, using permission-based access of the front facing camera of a mobile device, anonymously tracks a person’s emotions while panelists engage in a video. The technology utilizes machine learning and artificial intelligence to register emotional data. This data is then interpreted to deliver various reporting indexes using data science. The videos are deployed through our CampaignTester mobile app. We also recruit and provide the client with an end-to-end solution by making panel audiences available for the clients use for testing at costs significantly lower than traditional audience rentals.

Results of Operations of EmotionTrac for the Twelve-month Period Ended December 31, 2022 vs. 2021

NET REVENUES: Total net revenues for the years ended December 31, 2022 and 2021 were $241,781 and $99,000, respectively. We anticipate a continuing increase of revenue in 2023 and beyond.

COST OF REVENUE: Total cost of revenues for the years ended December 31, 2022 and 2021 were $27,220 and $0, respectively. The increase in cost of revenue was the because of the increase in revenue.

GROSS PROFIT: Gross profit for the years ended December 31, 2022 and 2021 was $214,561 and $99,000, respectively. This is an increase of $115,561 or 117%.

OPERATING EXPENSES: Total operating expenses increased to $1,331,887 for the year ended December 31, 2022 from $873,907 for the year ended December 31, 2021. The increase is primarily a result of increases in professional fees and general and administrative costs.

LOSS: The Company incurred a net loss of $1,128,105 for the year ended December 31, 2022, compared with a net loss of $649,630 for the year ended December 31, 2021, which reflects an increase of $478,475. The increase in loss is primarily a result of increases in professional fees and general and administrative costs as noted above.

Liquidity and Capital Resources

As of December 31, 2022, we had negative working capital of $708,345 compared to positive working capital of $52.296 as of December 31, 2021. The main portion of the working capital decrease is the decrease of cash and decrease in accrued expenses and increase of short-term loans. Cash flows provided by financing activities were $372,119 and $1,320,455 for the years ended December 31, 2022 and 2010, respectively. The decrease in cash flows from financing activities was a decrease in the receipt of proceeds for the issuance of shares of common stock. The cash balance as of December 31, 2022 was $83,149.

For the year ended December 31, 2022, there was a negative cash flows from operations of $903,804 compared to a negative cash flows from operations of $814,399 for the year ended December 31, 2021. This is due to an increase in loss offset by increase in accounts payable and accrued expenses. Our ability to meet our obligations depends on our ability to obtain additional financing if needed. We cannot predict whether this additional financing will be in the form of equity or debt or be in another form. We may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In any of these events, we may be unable to implement our current plans which circumstances would have a material adverse effect on our business, prospects, financial conditions and results of operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date of this report are as follows:

Aaron Itzkowitz	Chief Executive Officer & Chairman
Ron Erickson	Director
David Markowski	President & Chief Financial Officer

Aaron Itzkowitz, Chief Executive Officer and Chairman of the Board of Directors. Mr. Itzkowitz has extensive experience in technology management and in growing traditional and start-up businesses to profitability. He has launched companies and worked as a business consultant for small to Fortune 100 companies to increase revenue, implement cost cutting programs and guide manufacturing and technology expansion. He led a Hewlett Packard initiative to build an on-demand solution to introduce their wide format printers. He also founded and served as CEO of FrameLogix Inc., an online photo framing fulfillment business. Partners included Snapfish.com, Kodak and AOL. He was an independent business consultant serving clients in various industries from September 2015 through March 2017. From September 2014 through August 2015, he led sales efforts for Bruce Fox Inc., a Diremanufacturer of custom award products. In the years beginning November 2006 through August 2014, he led Successories.com and its subsidiaries as CEO, President and COO.

David Markowski, President and Chief Financial Officer. Mr. Markowski was appointed President at the latter end of 2022 and has been CFO since July 2017. Mr. Markowski was recently appointed Managing Director of Dynasty Wealth, LLC, which has provided certain promotional services to the Company. He is also serving as CFO of eWellness Healthcare Corporation. From October 1997 to October 2002, he was CEO and Co-Founder of GFNN, Inc. From 2002 to 2013 Mr. Markowski has maintained various active roles within GFNN’s subsidiaries including Founder, Director and CEO positions. From October 2009 to December 2011, he was the Director of Corporate Development for Visualant, Inc. From June 2003 to 2010 he was President of Angel Systems, Inc. an independent consulting firm with competencies in strategic marketing and business development. From January 1998 to October 1998, Mr. Markowski served as the Vice President of Finance for Medcom USA, a NASDAQ listed company. Mr. Markowski served as CEO and Co-Founder of Newsgrade Corporation coordinating all aspects of corporate development and technology expansion for an $18 million software project requiring the efforts of ninety-five highly skilled team members. Prior to that, he had a decade of investment banking experience on Wall Street involved in financing start-ups and public offerings. He is a business development specialist with accolades in INC Magazine and others. Mr. Markowski obtained a BA degree in Marketing from Florida State University.

Ron Erickson, Director, Mr. Erickson has been member of the board of directors since October 2017. He is a business executive, lawyer and angel investor based in Seattle. After co-founding Microrim in 1981, he has either founded or served as an executive for companies such as GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc. and Blue Frog Media. He was the sole investor in Double Down Interactive, a social video game studio that was sold for up to $500 million in 2012. He has been CEO and Founder of Visualant since March of 2003.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Principal Security Holders

The Company’s CEO and Chairman of the Board of Directors owns 76.8% of the shares of Class B common stock.

Classes of securities

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock. At the year ended December 31, 2022, there are no shares issued and outstanding. There are no voting rights or rights of distribution associated with the preferred stock.

Class A Common Stock

The Company is authorized to issue up to 80,000,000 shares of Class A common stock. At the year ended December 3, 2022, there are 5,540,805 shares of Class A common stock issued and outstanding. The holders of Class A common stock have one voting right per share.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution as dividends. The payment of dividends on the Class A common stock will be a business decision made by the Board of Directors from time to time based on the results of operations and financial condition and any other factors considered to be relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company’s Class A common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the Company’s Class B common stock, preferred stock and any additional classes of preferred stock that we may designate in the future.

Class B Common Stock

The Company is authorized to issue up to 20,000,000 shares of Class B common stock. At the year ended December 31, 2022, there are 10,100,000 shares of Class B common stock issued and outstanding. Holders of Class B common stock have ten (10) voting rights per share.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company’s Class B common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our Class A common stock, preferred stock and any additional classes of preferred stock that we may designate in the future.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Annual Report to be signed on its behalf by the duly authorized undersigned on April 26, 2023.

EMOTIONTRAC, INC.

By:	/s/ Aaron Itzkowitz
Title:	Chief Executive Officer
Chairman of the Board of Directors

EXHIBIT A – FINANCIAL STATEMENTS AND FOOTNOTES

EMOTIONTRAC, INC.

BALANCE SHEETS

(unaudited)

	December 31, 2022	December 31, 2021

ASSETS

CURRENT ASSETS
Cash	$83,149	$614,834
Accounts receivable	13,975	-
Prepaid expenses	-	20,500

Total current assets	97,124	635,334

Property & equipment, net	3,583	8,203
Investment	5,000	5,000
Deposits	900	900
Software Development, net	399,372	499,215

TOTAL ASSETS	$505,979	$1,148,652

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$243,349	$121,932
Accrued compensation	298,063	306,169
Loan payable	264,057	154,937

Total current liabilities	805,469	583,038

Total Liabilities	805,469	583,038

STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred stock,, authorized, 50,000,000 shares, $.001 par value, 0 shares issued and outstanding	-	-
Common stock, authorized 100,000,000 shares, $.001 par value consisting of Class A common stock, 80,000,000 shares authorized, 5,540,805 and 5,365,472 shares issued and outstanding, respectively, and Class B common stock, 20,000,000 shares authorized, 10,100,000 and 10,100,000 shares issued and outstanding, respectively	15,641	15,466
Additional paid in capital	5,787,386	5,524,562
Accumulated deficit	(6,102,518)	(4,974,413)

Total Stockholders’ Equity (Deficit)	(299,491)	565,615

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$505,979	$1,148,652

The accompanying notes are an integral part of these financial statements

EMOTIONTRAC, INC.

STATEMENTS OF OPERATIONS

(unaudited)

	December 31, 2022	December 31, 2021

REVENUE
Service income	$408,145	$128,475
Discounts	166,364	29,475
Net Revenue	241,781	99,000

COST OF REVENUE
Cost of revenue	27,220	-
Total Cost of Revenue	27,220	-

GROSS PROFIT	214,561	99,000

OPERATING EXPENSES
Executive compensation	92,862	103,200
General and administrative	880,876	558,000
Professional fees	358,149	212,707

Total Operating Expenses	1,331,887	873,907

Loss from Operations	(1,117,325)	(774,907)

OTHER INCOME (EXPENSE)
Interest income	1,533	2
Loan forgiveness - PPV	-	138,180
Interest expense	(12,312)	(12,905)

Net Loss before Income Taxes	(1,128,105)	(649,630)

Income tax expense	-	-

Net Loss	$(1,128,105)	$(649,630)

The accompanying notes are an integral part of these financial statements

EMOTIONTRAC, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Common Shares - Class A		Common Shares - Class B		Additional Paid in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance at December 31, 2020	4,378,334	$4,378	10,100,000	$10,100	$4,283,650	$(4,324,783)	$(26,654)

Shares issued for cash received	987,138	987	-	-	1,240,912	-	1,241,899

Net loss	-	-	-	-	-	(649,630)	(649,630)

Balance at December 31, 2021	5,365,472	$5,366	10,100,000	$10,100	$5,524,562	$(4,974,413)	$565,615

Shares issued for cash received	175,333	175	-	-	262,824	-	262,999

Net loss	-	-	-	-	-	(1,128,105)	(1,128,105)

Balance at December 31, 2022	5,540,805	$5,541	10,100,000	$10,100	$5,787,386	$(6,102,518)	$(299,491)

The accompanying notes are an integral part of these financial statements

EMOTIONTRAC, INC.

STATEMENT OF CASH FLOWS

(Unaudited)

	December 31, 2022	December 31, 2021

Cash flows from operating activities
Net loss	$(1,128,105)	$(649,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,620	5,226
Amortization of software development costs	99,844	99,843
PPV loan forgiveness	-	(138,180)
Changes in operating assets and liabilities
Accounts receivable	(13,975)	1,600
Prepaid expenses	20,500	(20,500)
Accounts payable and accrued expenses	121,418	(119,152)
Accrued compensation	(8,106)	6,393

Net cash used in operating activities	(903,804)	(814,399)

Cash flows from financing activities
Proceeds for issuance of common stock	262,999	1,241,899
Proceeds from loans payable	112,700	-
Proceeds from PPV and SBA Loan	-	78,880
Payments on SBA Loan (adjustment)	(3,580)	(324)

Net cash provided by financing activities	372,119	1,320,455

Net increase (decrease) in cash	(531,685)	506,055

Cash, beginning of period	614,834	108,779

Cash, end of period	$83,149	$614,834

Supplemental Information:
Cash paid for:
Taxes	$-	$-
Interest Expense	$12,312	$12,905

The accompanying notes are an integral part of these financial statements

EMOTIONTRAC, INC.

(formerly Jinglz, Inc.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2021

Note 1. The Company

The Company and Nature of Business

Jinglze, LLC (“LLC”) was founded on June 20, 2014 as a Florida Limited Liability Company for the purpose of developing mobile device applications, marketing data & research products and an internet platform for the distribution of mobile advertising. On March 9, 2017, Jinglz, Inc. was incorporated and registered with the state of Florida. On April 4, 2017, the LLC was dissolved, and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class B common stock for their equity in the LLC. Jinglz, Inc. continues to provide the same service as the LLC. On February 15, 2022, the Company changed the name to EmotionTrac, Inc. to more accurately reflect the technology.

Jinglz has created patented technology for measuring audience engagement and emotion. Our EmotionTrac AI technology measures slight changes in facial expressions to determine emotional reactions to video watched though a mobile device. EmotionTrac™, our flagship product, is a self-serve software platform that empowers brands, ad agencies, lawyers, consumer insights and any market researcher to deploy on-demand focus group tests that produce true quantitative data for emotional reactions and engagement to video content in multiple billion-dollar markets.

Our EmotionTrac™ technology, using permission-based access of the front facing camera of a mobile device, anonymously tracks a person’s emotions while panelists engage in a video. The technology utilizes machine learning and artificial intelligence to register emotional data. This data is then interpreted to deliver various reporting indexes using data science. The videos are deployed through our CampaignTester mobile app. We also recruit and provide the client with an end-to-end solution by making panel audiences available for the clients’ use for testing at costs significantly lower than traditional audience rentals.

Technology and Intellectual Property

The Company incorporates machine learning, artificial intelligence and data science for tracking engagement and emotional responses to video presentations and reporting of results. The company also delivers viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze, emotional intelligence, and volume detection. The company has been issued two patents and an additional invention is patent-pending.

Note 2. Summary of Significant Accounting Policies.

Basis of Presentation

The accompanying condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid instruments with original maturities of three months or less.

Going Concern

For the years ended December 31, 2022 and 2021, the Company had an accumulated deficit of $6,102,518 and $4,974,413, respectively. In view of these matters, there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue operations is dependent upon the Company’s ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations, of which there can be no guarantee. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Property and Equipment

Property and equipment are recorded at historical cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant property and equipment categories are as follows:

Furniture and Fixtures	5-7 Years
Computer Equipment	5-7 Years
Software	3 Years

The Company regularly evaluates whether events or circumstances have occurred that indicate the carrying value of long-lived assets may not be recoverable. If factors indicate the asset may not be recoverable, we compare the related undiscounted future net cash flows to the carrying value of the asset to determine if impairment exists. If the expected future net cash flows are less than the carrying value, an impairment charge is recognized based on the fair value of the asset. For the years ended December 31, 2022 and 2021, there was no impairment recognized.

Software Development Costs

During the development stage, the Company recorded software development costs as an asset. With the launching of the software in the year ended December 31, 2020, the Company began to amortize these costs over the useful life of seven years.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value in the Company’s Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories, as defined by the standard, are as follows:

●	Level 1 – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement dates.
●	Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.
●	Level 3 – Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

For certain of our financial instruments, including accounts receivable, accounts payable, and accrued expenses, the carrying amounts are approximate fair value due to their short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, competition, technological advancements that render our technology obsolete, or changes in governmental policy. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with ASC 718, “Compensation — Stock Compensation”, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated grant date fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statement of operations.

The Company estimates fair value of share-based awards using the Black-Scholes model. This model requires the Company to estimate the expected volatility and value of its common stock and the expected term of the stock options; all of which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. The Company uses an average of similar companies’ historical volatility as a basis for its expected volatility. Expected term is computed using the simplified method provided within Securities and Exchange Commission Staff Accounting Bulletin No. 110. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the stock option or warrant.

Income Taxes

The Company accounts for income taxes under FASB ASC 740-10-30. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is “more likely than not” that some component or all the benefits of deferred tax assets will not be realized.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operations, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its financial statements.

Note 3. Property and Equipment

Property and equipment consist of computer equipment, furniture and fixtures and leasehold development that is stated at cost of $27,654 and $27,654 less accumulated depreciation of $24,071 and $19,451 for the years ended December 31, 2022 and 2021, respectively. Depreciation expense was $4,620 and $5,226 for the years ended December 31, 2022 and 2021, respectively

Note 4. Intangible Assets

The Company recognizes the costs of software development as intangible assets. During the years ended December 31, 2022 and 2021, the Company recorded $99,843 and $99,843, respectively of software development costs.

Note 5. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax liabilities consist of the following components as of the years ended December 31, 2022 and December 31, 2021, respectively:

	2022	2021

Deferred tax assets:
NOL Carryover	$983,969	$695,258
Deferred tax liabilities
Depreciation		-
Valuation allowance	(983,969)	(695,258)
Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2022 and December 31, 2021, respectively, due to the following:

	2022	2021

Book Loss	$(236,902)	$(136,422)
Depreciation	-	-
Meals & Entertainment	-	247
Non-deductible expenses	-	-
Valuation allowance	236,902	136,175
	$-	$-

On December 31, 2022, the Company had net operating loss carryforwards of approximately $4,685,569 that may be offset against future taxable income from the year 2023 through 2042. No tax benefit has been reported in the December 31, 2022 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited in future years.

The Company’s policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the years ended December 31, 2022 and 2021, the Company did not recognize any interest or penalties, nor did we have any interest or penalties accrued related to unrecognized benefits.

The tax years ended December 31, 2022, 2021 and 2020 are open for examination for federal income tax purposes and by other major taxing jurisdictions to which we are subject.

Note 6. Advertising Expense

Advertising costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recorded $129,752 and $125,804, respectively.

Note 7. Non-Convertible Loans

On September 12, 2022, the Company signed for a loan payable with AMEX for $150,000. It is a 12-month loan with 9% interest. At the end of December 31, 2022, the balance on the loan was $112,500.

At the years ended December 31, 2022 and December 31, 2021, the Company had loans payable of $267,957 and $154,937, respectively. The net increase in loans payable is as a result of the loan payable from AMEX.

Note 10. Equity Transactions

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.001 per share. There have been no preferred shares issued for the years ended December 31, 2022 or 2021.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 100,000,000 shares with a par value of $0.001 per share.

Class A Common Stock

Of the total number of shares of common stock authorized, 80,000,000 are Class A common stock with one (1) voting right per share.

During the year ended December 31, 2022, the Company issued 175,333 shares of Class A common stock for cash received totaling $262,999.

At the year ended December 31, 2022, the Company had 5,540,805 shares of Class A common stock issued and outstanding.

Class B Common Stock

Of the total number of shares of common stock authorized, 20,000,000 are Class B common stock with ten (10) voting rights per share.

At the year ended December 31, 2022, the Company had 10,100,000 shares of Class B common stock issued and outstanding.

Stock Options

On October 9, 2017, the Board of Directors authorized the 2017 Jinglz Stock Inventive Plan. The Plan authorized the reservation of up to 3,500,000 shares of common stock. The plan authorizes the Board to determine from time-to-time eligible recipients, number of options to be issued, the exercise price and terms.

The following is a summary of the status of all Company’s stock options as of December 31, 2022 and changes during the periods ended on December 31, 2022 and 2021, respectively:

	Number of Stock Options	Weighted Average Exercise Price	Remaining Life (yrs)
Outstanding at January 1, 2021	1,630,906	$1.14	2.4
Granted	298,000	1.50	-
Exercised	-	-	-
Cancelled	-	-	-
Outstanding at December 31, 2021	1,928,906	$1.14	2.4
Granted	385,000	1.50	-
Exercised	-	-	-
Cancelled	(105,000)	-	-
Outstanding at December 31, 2022	2,208,906	$1.18	2.3
Options exercisable at December 31, 2022	1,432,704	$1.16	2.3

Warrants

During the years ended December 31, 2022 and December 31, 2021, the Company issued 249,500 and 1,595,829 warrants, respectively, with exercise prices ranging from $.01 to $1.50 per share. Management determined that the value of the warrants was minimal.

The following is a summary of the status of all Company’s stock options as of December 31, 2022 and changes during the periods ended December 31, 2022 and 2021, respectively.

	Number of Warrants	Weighted Average Exercise Price	Remaining Life (yrs)
Outstanding at January 1, 2021	4,053,557	$0.30	4.7
Granted	1,595,829	.72	-
Exercised	(500,000)	1.00	-
Expired	(590,000)	0.01	-
Outstanding at December 31, 2021	4,559,386	$0.43	4.7
Granted	249,500	1.50	-
Exercised	(25,000)	1.00	-
Expired	(274,892)	1.50	-
Outstanding at December 31, 2022	4,508,994	$0.61	2.4
Warrants exercisable at December 31, 2022	4,491,680	$0.61	2.4

Crowdfunding

During the years ended December 31, 2022 and 2021, the Company raised $0 and $165,998, respectively, through crowdfunding. For the crowdfunding investments, the Company issued 0 shares and 110,665 shares of Class A Common Stock for each of the respective years.

Note 11. Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company is subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The Company accrues for these matters based on facts and circumstances specific to each matter and revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If the Company evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At the years ended December 31, 2022 and 2021, there were no claims that met this criterion; therefore, the Company did not have any accruals for asserted or unasserted matters.

Note 12. Subsequent Events

During the first quarter of 2023, the Company issued 94,350 shares of Class A Common Stock to investors for a total investment of $141,525.

During the first quarter of 2023, the Company issued 25,000 shares of Class A Common Stock for the exercise of a warrant issued in the year ended December 31, 2021 for $25,000.